# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Schneider National, Inc., CIK 0001692063
CUSIP: 80689H102
Title of class of securities: Class B Common Stock, no par value per share
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, Wisconsin (WI), 54313
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000892712-18-000087
Filed by CIK 0001701136

## Reporting persons
- Klimpel Joan D.: type of reporting person: individual (IN); sole voting power 15,627,683; shared voting power 96,933,134; sole dispositive power 15,627,683; shared dispositive power 96,933,134; aggregate amount beneficially owned 112,560,817 (64.3% of the class)

## Item 1. Issuer
Name of issuer: Schneider National, Inc.
Address of issuer's principal executive offices: 3101 SOUTH PACKERLAND DRIVE, GREEN BAY, WISCONSIN, 54313.

## Item 2. Person Filing
Name of person filing: Joan D. Klimpel
Address of principal business office or, if none, residence:
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202
Citizenship: United States of America

## Item 4. Ownership
Amount beneficially owned:
The information contained in Items 5-11 on the cover page is incorporated herein by reference.

Shares reported in Items 5 and 7 of the cover page consist of shares of Class B Common Stock, no par value ("Class B Common Stock"), of Schneider National, Inc., a Wisconsin corporation (the "Issuer"), held by trusts for which the Reporting Person serves as sole trustee.

Shares reported in Items 6 and 8 of the cover page consist of 83,029,500 shares of Class A Common Stock, no par value ("Class A Common Stock"), of the Issuer and 13,903,634 shares of Class B Common Stock held by trusts for which the Reporting Person serves as a co-trustee. The Class A Common Stock is represented by trust certificates issued by the Schneider National, Inc. Voting Trust. Each share of Class A Common Stock will automatically convert into a share of Class B Common Stock on a one-for-one basis upon any transfer of such share of Class A Common Stock in exchange for a trust certificate representing such share.
Percent of class: The percentage calculated in Item 11 is based on 92,155,677 shares of Class B common stock, no par value per share ("Class B Common Stock"), of the Issuer outstanding as of October 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and as filed with the SEC on November 6, 2024.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 9 on the cover pages.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Klimpel Joan D.: /s/ Joan D. Klimpel, Joan D. Klimpel (01/31/2025)